Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 63% INCREASE IN ADJUSTED NET INCOME IN THIRD QUARTER 2007

Backlog increases further reaching new level of $137.3 million

Third Quarter Highlights (compared to third quarter 2006)
■	Revenue continues to increase, up 29.6% reaching $15.0 million
■	Adjusted net income up 63.1% reaching record $3.2 million
■	Increasing 2007 annual revenue guidance; expected to surpass $58 million in revenues
■	Cash & marketable securities further increased to $59.9 million

OMER, Israel – November 1, 2007 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three months ended September 30, 2007.

Revenues for the third quarter of 2007 totaled $15.0 million, an increase of 29.6% compared to $11.5 million in the third quarter of 2006.

Backlog of signed agreements, as of September 30, 2007, reached a record $137.3 million, a further increase of $5.2 million from the $132.1 million backlog of signed agreements as of June 30, 2007.

Operating income for the third quarter of 2007 totaled $2.9 million, a 6.3% increase compared to $2.7 million in the third quarter of 2006.

Adjusted net income for the third quarter of 2007 totaled $3.2 million, an increase of 63.1% compared to $2.0 million in the third quarter of 2006. Adjusted net income per diluted share totaled $0.19, compared to $0.15 in the third quarter of 2006.

Net income on a GAAP basis for the third quarter of 2007 was $3.0 million, an increase of 49.5% compared to $2.0 million, in the third quarter of 2006. Net income per diluted share on a GAAP basis was $0.17, compared with $0.15 in the third quarter of 2006.

Adjusted EBITDA for the third quarter of 2007 totaled $3.8 million, an increase of 13.3% compared to $3.3 million in the third quarter of 2006.

Cash, cash equivalents and marketable securities as at September 30, 2007 were $59.9 million, compared with $57.4 million as at June 30, 2007. During the quarter, the Company generated $4.3 million in operating cash flow, excluding the $1.8 million generated from marketable securities, and presented as an inflow under the GAAP operating cash flow.

David Rivel, CEO of RRsat commented, “Once again we generated record top and bottom line performance this quarter, fueled by the steady increase in orders for our premier end-to-end distribution and content management services. This strong growth compared to the third quarter last year was especially significant as the results last year included a large component of high-margin, non-recurring revenues incurred due to media interest in the regional hostilities in 2006. We reached new levels with our backlog, ending the quarter with a backlog of $137.3 million, a healthy net increase of $5.2 million during the quarter.”

Mr. Rivel added, “We continue to develop our strong product offering, signing new partnerships with premier global satellite operators. Furthermore, we continue to invest resources in laying additional infrastructure increasing our fiber optic capacity to key European cities, while steadily signing new and existing customers for our broad product offering. Looking ahead to the remainder of 2007 and 2008, we are holding initial discussions with several potential acquisition targets in the US. We hope to announce such a transaction by the end of 2007” concluded Mr. Rivel. “As a result of our strong performance and record backlog, we are increasing our annual 2007 revenue guidance to the range of $58.3 – $58.7 million, implying fourth quarter revenues in the range of $15.4 – $15.8 million.”

Conference Call Information
Conference call scheduled later today, November 1, 2007 at 10:00 am EDT (07:00 am PDT; 02:00 pm UK Time; 04:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0610
International Dial-in Number: +972 3 918 0610

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com. In addition, a telephone replay will be available for two days following the call. To access the replay dial one of the following: 1 888 254 7270 (US) and +972 3 925 5940 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006

Revenues	$42,889	$31,243	$14,954	$11,539

Cost of revenues	27,650	19,753	9,732	7,326

Gross profit	15,239	11,490	5,222	4,213

Operating expenses

Sales and marketing	2,175	1,401	805	524

General and administrative	4,301	2,590	1,526	969

Total operating expenses	6,476	3,991	2,331	1,493

Operating income	8,763	7,499	2,891	2,720

Interest and marketable
securities income	1,911	122	508	39
Currency fluctuation and
other financing income, net	118	227	259	(2)

Changes in fair value of
embedded currency
conversion derivatives	(226)	222	(242)	26

Other income, net	4	4	-	-

Income before taxes on
income	10,570	8,074	3,416	2,783

Income taxes	2,379	2,516	464	808

Net income	$8,191	$5,558	$2,952	$1,975

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006

Income per ordinary share

Basic income per ordinary
share	0.48	0.42	0.17	0.15

Diluted income per
ordinary share	0.47	0.42	0.17	0.15

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,242,300	13,047,300	17,242,300	13,047,300

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,392,233	13,047,300	17,441,490	13,047,300

RRsat Global Communications Network Ltd. and its Subsidiaries

Reconciliation of Adjusted Net Income and Adjusted EBITDA in thousands

	Nine months ended		Three months ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006

Reconciliation of Net Income to
Adjusted Net Income:
Net income - as reported	$8,191	$5,558	$2,952	$1,975
Non-cash equity-based compensation
charge	309	45	103	21
Changes in fair value of embedded
currency conversion derivatives	226	(222)	242	(26)
Change in deferred tax on embedded
derivatives	(66)	69	(70)	8

Adjusted net income	$8,660	$5,450	$3,227	$1,978

Adjusted net income per diluted
ordinary share	$0.50	$0.42	$0.19	$0.15

Reconciliation of Net Income to
Adjusted EBITDA:
Net income - as reported	$8,191	$5,558	$2,952	$1,975
Interest and marketable securities
income	(1,911)	(122)	(508)	(39)
Currency fluctuation and other
financial (income) expenses, net	(118)	(227)	(259)	2
Changes in fair value of embedded
currency conversion derivatives	226	(222)	242	(26)

Other income, net	(4)	(4)	-	-

Income tax expense	2,379	2,516	464	808
Non-cash equity-based compensation
charge	309	45	103	21

Depreciation and amortization	2,169	1,624	782	591

Adjusted EBITDA	11,241	9,168	3,776	3,332

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands, except share data

	Sep-30 2007	Dec-31 2006

Current assets
Cash and cash equivalents	$21,064	$51,393
Marketable securities	26,998	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,596 and $ 987 as of September 30, 2007 and December 31, 2006, respectively)	9,310	10,187
Other	1,086	797
Fair value of embedded currency conversion derivatives	1,117	743
Related parties	75	64
Deferred taxes	453	184
Prepaid expenses	1,086	215

Total current assets	61,189	65,037

Deposits and long-term receivables	812	1,018

Marketable securities	11,798	-

Assets held for employee severance payments	789	626

Fixed assets, at cost, less accumulated depreciation and amortization	15,531	12,452

Total assets	$90,119	$79,133

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

	Sep-30 2007	Dec-31 2006

Liabilities and shareholders' equity

Current liabilities
Short term credit	$177	$-
Account payable:
Trade	4,337	4,488
Other	1,660	1,845
Fair value of embedded currency conversion derivatives	1,010	410
Related parties	27	27
Deferred income	5,300	3,992

Total current liabilities	12,511	10,762

Long-term liabilities
Deferred income	4,299	3,945
Liability in respect of employee severance payments	934	660
Deferred taxes	530	421

Total long-term liabilities	5,763	5,026

Total liabilities	18,274	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2007 and December 31, 2006,
17,242,300 shares issued and fully paid as of
September 30, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,589	51,280
Retained earnings	20,216	12,025

Total shareholders' equity	71,845	63,345

Total liabilities and shareholders' equity	$90,119	$79,133

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006

Cash flows from operating activities
Net income	$8,191	$5,558	$2,952	$1,975
Adjustments required to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	2,169	1,624	782	591
Provision for losses in account receivable	609	173	264	(21)
Deferred taxes	(160)	(1)	(247)	(24)
Changes in liability for employee severance
payments, net	111	106	32	19
Capital gains on sale of fixed assets, net	(4)	(4)	-	-
Interest and amortization of held-to-maturity
securities	(945)	-	(389)	-
Expenses in relation of options granted	309	45	103	21
Changes in fair value of embedded currency
conversion derivatives	226	(222)	242	(26)

Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(2,857)	(154)	1,764	(91)
Decrease (increase) in account receivable - trade	268	(4,259)	(133)	(1,215)
Decrease (increase) in related parties, net	(11)	-	267	-
Decrease (increase) in account receivable - other	(289)	(232)	(454)	(322)
Decrease (increase) in prepaid expenses	(871)	(105)	39	(254)
Decrease (Increase) in deposits and long-term
receivables	206	(236)	(126)	33
Increase (decrease) in account payables	(549)	1,384	101	1,204
Increase in deferred income	1,662	1,540	910	137

Net cash provided by operating activities	$8,065	$5,217	$6,107	$2,027

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Nine months ended		Three months ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006

Cash flows from investing activities
Investment in fixed assets	$(5,043)	$(4,406)	$(2,417)	$(1,188)
Investments in securities held to maturity	(35,131)	-	(1,307)	-
Proceeds from securities held to maturity	1,591	-	1,591	-
Proceeds from sale of fixed assets	12	5	4	-

Net cash used in investing activities	$(38,571)	$(4,401)	$(2,129)	$(1,188)

Cash flows from financing activities
Dividend paid	$-	$(1,975)	$-	$(740)
Increase in Short term credit	177	-	107	-
Stock issuance costs	-	(261)	-	(173)

Net cash provided by (used in) financing activities	$177	$(2,236)	$107	$(913)

Increase (decrease) in
cash and cash equivalents	$(30,329)	$(1,420)	$4,085	$(74)

Balance of cash and cash equivalents at beginning of
period	51,393	2,060	16,979	714

Balance of cash and cash equivalents at end of period	$21,064	$640	$21,064	$640

A. Non-cash transactions

Investment in fixed assets	$213	$-	$213	$-

B. Supplementary cash flow information

Income taxes paid	$2,939	$2,540	$1,047	$1,212